EXHIBIT 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements of PICO Holdings, Inc. dated March 9, 2007 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for share-based payment as required by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, effective January 1, 2006), and our report relating to management’s report on the effectiveness of internal control over financial reporting dated March 9, 2007, appearing in the Annual Report on Form 10-K of PICO Holdings, Inc. for the year ended December 31, 2006.
/s/ DELOITTE & TOUCHE LLP
San Diego, California
May 9, 2007